

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

CCU S.A. ANNOUNCES INTERIM DIVIDEND

(Santiago, Chile, December 17, 2003) - The Board of Directors approved yesterday the distribution, with charge to year 2003's profits, of Interim Dividend N°226, which amounts to Ch$33.00 per share (Ch$165.00 per ADR), totaling Ch$10,510,594,776. This dividend will be paid on January 9, 2004 and distributed among its 318,502,872 shares of record as of January 3, 2004.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer and recently entered the pisco business. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.